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                                                                       EXHIBIT 1

February 8, 1996

                                         Contacts:  For Tracinda: George Sard or
                                                    Anna Cordesco (212) 687-8080
                                       For Chrylser: Steve Harris (313) 958-3164

             CHRYSLER CORPORATION AND TRACINDA ANNOUNCE AGREEMENT

        AUBURN HILLS, MICH., and LAS VEGAS, NEV., February 8, 1996 - Chrysler Corporation and Tracinda Corporation, Kirk Kerkorian's holding company, announced today that they have reached an agreement outlining their future relationship. The terms of the agreement, which was approved today by Chrysler's Board of Directors and Tracinda, include the following:

        . James D. Aljian has been elected to the Chrysler Board of Directors, effective immediately. Aljian is a longtime Tracinda executive and Chairman of the Lincy Foundation, Kirk Kerkorian's charitable foundation.

        . Tracinda and Kirk Kerkorian have entered into a five-year standstill agreement under which they have agreed not to increase their current level of ownership of Chrysler stock and to sell shares pro rata as required to not exceed that percentage as a result of Chrysler share repurchases, to vote their shares proportionately with other shareholders, and not to solicit proxies or enter into any activity aimed at a change of control of Chrysler or its Board.
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                                     -2-

        . Chrysler will increase its planned $1 billion stock buyback for calendar year 1996 to $2 billion, and expects to repurchase an additional $1 billion of stock in 1997. Both actions are subject to market and general economic conditions. The additional buyback program is to be funded with cash from operations and asset sales in excess of its cash reserve needs and requirements for its core business.

        . Chrysler will continue to pursue the sale of non-automotive assets, including its defense and rental car subsidiaries and non-essential assets of Chrysler Financial Corporation consistent with market and general economic conditions.

        . Chrysler also reaffirmed its policy of returning to shareholders, through additional stock buybacks or increased dividends, cash in excess of its $7.5 billion cash reserve target which is not needed for investments in its core business. The Company also reaffirmed its policy of reviewing its cash reserve target periodically in light of changing business and economic conditions and the objective of maintaining competitiveness, particularly in cyclical downturns.

        It was also announced today that all lawsuits and claims between Chrysler and its former Chairman, Lee A. Iacocca, have been settled.
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                                      -3-

        Under an agreement between Tracinda Corporation and Mr. Iacocca, Tracinda has paid $32 million to Mr. Iacocca based on circumstances related to the non-exercisability of his Chrysler stock options and SARs. Chrysler has paid $21 million to Mr. Iacocca as part of this overall settlement, canceled Mr. Iacocca's stock options and SARs, and received a release from Mr. Iacocca of all claims related to his stock options and SARs. Mr. Iacocca has also withdrawn from the Kerkorian group, terminated all other agreements with Tracinda, and entered into a five-year standstill and a two-way non-disparagement agreement with Chrysler.

        "This agreement creates substantial economic benefits for all Chrysler shareholders," said Mr. Kerkorian. "As a major Chrysler investor since 1990, we have long believed the Company has the potential to generate significant long-term value for shareholders. We are pleased that we now have the framework for a constructive relationship."

        "Kirk Kerkorian has been a long-term and important investor in Chrysler and we are very pleased that we could resolve these issues which will allow the Chrysler team to remain focused on building value for all of our shareholders and on building high-value cars and trucks for consumers," said Chrysler Chairman and CEO Robert J. Eaton. "We welcome Mr. Aljian to the Board and we look forward to his future contributions."
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                                      -4-

        Aljian joined U.S. Rubber Company in 1957 after service in the U.S. Army. He joined Ernst & Ernst in 1960 and Tracinda Corporation in 1965.

        In addition to his current position at Tracinda, he is a Director and Chairman of the Lincy Foundation and a director of MGM Grand, Inc.

        Aljian has a B.S. in accounting from the University of California at Berkeley, received his California CPA in 1962 and an MBA in 1965 from Golden Gate University.